Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF NOVEMBER 26, 2015

DATE, TIME AND PLACE: On November 26, 2015 at 6:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTION UNANIMOUSLY ADOPTED:

Pursuant to sub-item 14.2 of the Corporate Bylaws, the Directors decided ad referendum of the General Shareholders’ Meeting:

a) to declare interest on capital in the amount of R$ 0.20900 per share, which shall be paid by April 29, 2016, for account of the mandatory dividend for fiscal year 2015, with the retention of 15% withholding tax at source, resulting in net interest of R$ 0.17765 per share, excluding from this retention corporate shareholders able to substantiate immunity or exemption; and

b) that the credit corresponding to this interest shall be made to the Company’s account registers on December 30, 2015 on an individualized basis to each shareholder as at the close of the record date of December 9, 2015.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read approved and signed by all. São Paulo (SP), November 26, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Henri Penchas, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL

Investor Relations Officer